

08028187

[UNIT]ED STATES
[EXCHANGE] COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 0 5 2008

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2007___ AND ENDING ___December 31, 2007___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shin Han Global Securities

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3450 Wilshire Blvd., Suite 400
                              (No. and Street)

Los Angeles   CA   90010
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jung S. Shin   (213) 380-6004
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woonsang Yeo, Certified Public Accountant
                         (Name – if individual, state last, first, middle name)

3699 Wilshire Blvd., Suite 550   Los Angeles   CA   90010
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Jung S. Shin_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Shin Han Global Securities_ , as of _December 31._ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WOONSANG YEO

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Shin Han Global Securities

I have audited the accompanying statement of financial condition of Shin Han Global Securities as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchanges Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shin Han Global Securities as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basis financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Woonsang Yeo
Certified Public Accountant

Los Angeles, California
February 26, 2008

SHIN HAN GLOBAL SECURITIES
BALANCE SHEET
DECEMBER 31, 2007

Assets

Current assets :

Petty cash	$ 46	
Cash in bank	112,985	
Account receivable from clearing company	113,701	
Account receivable from others	7,787	
Clearing deposit	57,030	
Prepaid expenses	4,077	
Total current assets		$ 295,626

Property and equipment, at cost, net of accumulated depreciation of $23,206	26,735
Other asset	170,060
Total Assets	492,422

Liabilities and Stockholder's Equity

Liabilities

Account payable - commission	$ 129,490	
Payroll tax liabilities	1,371	
Due to Shareholder	10,000	
Total liabilities		$ 140,861

Stockholder's equity

Capital stock, no par value; 4,000,000 shares authorized, 1,150,188 shares issued and outstanding	1,150,455	
Accumulated deficit	(798,894)	
Total stockholder's equity		$ 351,561
		492,422

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

SHIN HAN GLOBAL SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Income

Commission income	$ 1,242,209	
Other income	91,137	
Total Income		$ 1,333,346

Expenses

Clearing expense	$ 109,767	
Commission expense	750,834	
Employee compensation and benefits	286,812	
Occupancy and equipment rental	61,784	
Other operating expenses	108,096	
Total Expenses		1,317,294

Income from Operation before Tax	$ 16,053
Other Expenses	(300)
Income before Tax	$ 15,753
Provision for Income Tax	800
Net Income (Loss)	$ 14,953

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

SHIN HAN GLOBAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Accumulated Deficit	Total
Balance, at December 31, 2006	$ 878,370	$ (813,847)	$ 64,523
Issuance of common stock	272,085	-	272,085
Net income (loss)	-	14,953	14,953
Balance, at December 31, 2007	$ 1,150,455	$ (798,894)	$ 351,561

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

SHIN HAN GLOBAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operationg activities:

Net income (loss)	$ 14,953	
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation expense (increase)	8,053	
Petty cash (increase)	18	
Account receivable (decrease)	(81,335)	
Clearing deposit (decrease)	(40,030)	
Prepaid expenses (decrease)	(1,523)	
Account payable - commission (increase)	50,737	
Payroll tax liabilities (increase)	662	
Cash flow from operating activities		$ (48,465)

Cash flows from investing activities: -

Furniture and Fixture purchase (decrease)	(868)	
Cash flows from investing activities		$ (868)

Cash flows from financing activities:

Issuance of common stock (increase)	$ 272,085	
Loan from shareholder (increase)	10,000	
Advances to contractor (decrease)	(155,556)	
Cash flows from financing activities:		$ 126,529

Net increase (decrease) in cash	$ 77,196
Cash balance at beginning of the year	35,788
Cash balance at end of the year	$ 112,985

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Shin Han Global Securities (the "Company") was formed on June 26, 2002 in the State of California with name of "CHK Global Securities" and the Company's legal name was changed on March 23, 2006. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchanges Act of 1934. The Company is mostly involved in equity trading. The Company also operates in mutual funds and variable products such as life insurance and annuities, which is about 13% of total revenue. The Company serves approximately 450 customers throughout Southern California.

The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trade are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over its estimated useful life of seven (7) and five (5) years, respectively by the straight-line method.

Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on settlement basis with Penson Financial Services and on trade-date basis with Wedbush Morgan Securities, concurrently.

SHIN HAN GLOBAL SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 2: INCOME TAXES

For the year ended December 31, 2007 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $119,068, that expires as follows:

Amount of unused operating Loss carry-forwards	Expiration during year ended December 31,
$ 5,812	2022
132,700	2023
183,323	2024
377,555	2025
94,399	2026
$ 793,789	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: DEPOSIT HELD AT CLEARING FIRM

The Company has deposited $21,500 with Penson Financial Services, Inc. and $35,530 with Wedbush Morgan Securities as securities for its transactions with them.

Note 4: OTHER ASSETS

In February 2007, the Company entered into a Registered Representative Agreement with Yong Soo Kim, whereby Yong Soo Kim would be hired as a registered representative of the Company to solicit and receive orders for the purchase and sale of securities for the 3 years terms with the contractual retention fee in amount of $200,000.00 at the signing the agreement. As of December 31, 2007, the Company has advance to contractor in amount of $155,556.
Also, the Company has security deposit in amount of $14,504.

Note 5: RENT EXPENSE

Current year rent expense consists of the following;

Office rent	$ 61,784

SHIN HAN GLOBAL SECURITIES
Schedule I - computation of Net Capital Requirements
Pursuant to Rule 15c3-1
DECEMBER 31, 2007

Computation of net capital

Stockholder's equity			
Common stock	$ 1,150,455		
Accumulated deficit	(798,894)		

Total stockholder's equity		$	351,561
Less: Non allowable assets			
Petty cash	$ 46		
Account receivable from others	7,787		
Prepaid expenses	4,077		
Property and equipment, net	26,735		
Security deposit and advance to contractor	170,060		

Total non allowable assets			208,706

Net Capital $ 142,855

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$	9,390	
Minimum dollar net capital required		5,000	

Net capital required (greater of above) 9,390

Excess net capital $ 133,465

Percentage of aggregate indebtedness to net capital   0.99 : 1

SHIN HAN GLOBAL SECURITIES
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
DECEMBER 31, 2007

A computation of reserve requirements is not applicable to Shin Han Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

SHIN HAN GLOBAL SECURITIES
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
DECEMBER 31, 2007

Information relating to possession or control requirements is not applicable to Shin Han Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

SHIN HAN GLOBAL SECURITIES

SUPPLEMENTARY ACCOUONTANT'S REPORT

ON INTERNAL ACCOUNTING CONTROL

REPORT PURSUANT TO 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2007


Board of Directors
Shin Han Global Securities

In planning and performing my audit of the financial statements and supplemental schedules of Shin Han Global Securities (the "Company") for the year ended December 31, 2007, I considered its internal control and supplemental schedules structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Woonsang Yeo
Certified Public Accountant

Los Angeles, California
February 26, 2008



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